United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Tencent Music Entertainment Group

(Name of Issuer)

Class A Ordinary Shares, US$0.000083 par value

(Title of Class of Securities)

88034P109**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the issuer’s Class A Ordinary Shares. This CUSIP number is for the issuer’s American Depositary Shares (“ADSs”), which are quoted on the New York Stock Exchange under the symbol “TME.” Each ADS represents two Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88034P109	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons Spotify Technology S.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 282,830,698

9	Aggregate Amount Beneficially Owned by Each Reporting Person 282,830,698
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 21.1%
12	Type of Reporting Person CO

CUSIP No. 88034P109	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Spotify AB
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 282,830,698

9	Aggregate Amount Beneficially Owned by Each Reporting Person 282,830,698
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 21.1%
12	Type of Reporting Person CO

CUSIP No. 88034P109	Schedule 13G	Page 3 of 7

ITEM 1.	(a)	Name of Issuer:

Tencent Music Entertainment Group (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

17/F, Matsunichi Building, Kejizhongyi Road

Midwest District of Hi-tech Park, Nanshan District

Shenzhen, 518057, the People’s Republic of China

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Spotify Technology S.A.

Spotify AB

(b)	Address or Principal Business Office:

The business address of Spotify Technology S.A. is 42-44, avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg. The business address of Spotify AB is Regeringsgatan 19, 111 53 Stockholm, Sweden.

(c)	Citizenship of each Reporting Person is:

Spotify Technology S.A. is organized under the laws of Luxembourg. Spotify AB is organized under the laws of Sweden.

(d)	Title of Class of Securities:

Class A Ordinary Shares, US$0.000083 par value per share (“Ordinary Shares”).

(e)	CUSIP Number:

88034P109*

ITEM 3.

Not applicable.

*

There is no CUSIP number assigned to the Issuer’s Ordinary Shares. This CUSIP number is for the Issuer’s American Depositary Shares (“ADSs”), which are quoted on the New York Stock Exchange under the symbol “TME.” Each ADS represents two Ordinary Shares.

CUSIP No. 88034P109	Schedule 13G	Page 4 of 7

ITEM 4.	Ownership.

(a-c)

The following sets forth, as of the date of this Schedule 13G, the aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 1,341,335,323 Ordinary Shares outstanding as of March 25, 2020, as reported in the Issuer’s Annual Report on Form 20-F.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Spotify Technology S.A.	282,830,698	21.1%	0	0	0	282,830,698
Spotify AB	282,830,698	21.1%	0	0	0	282,830,698

Spotify AB is the record holder of the Ordinary Shares reported herein and is a wholly owned subsidiary of Spotify Technology S.A., which is a publicly traded company listed on the New York Stock Exchange. As a result, Spotify Technology S.A. may be deemed to share beneficial ownership of the Ordinary Shares held by Spotify AB.

Pursuant to the Investor Agreement by and among the Tencent Music Entertainment Group, Tencent Holdings Limited, Spotify Technology S.A. and Spotify AB dated December 15, 2017, Tencent Holdings Limited has the exclusive right to vote the Ordinary Shares beneficially owned by the Reporting Persons. Such right shall terminate upon the earliest to occur of: (i) the mutual written agreement of Tencent Music Entertainment Group and Spotify AB, (ii) the time at which Tencent Music Entertainment Group ceases to be directly or indirectly controlled by Tencent Holdings Limited, and (iii) December 15, 2027.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 88034P109	Schedule 13G	Page 5 of 7

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 88034P109	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2021

Spotify Technology S.A.

By:	/s/ Peter Grandelius
Name:	Peter Grandelius
Title:	Associate General Counsel

Spotify AB

By:	/s/ Peter Grandelius
Name:	Peter Grandelius
Title:	Associate General Counsel

CUSIP No. 88034P109	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement